July 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Gessert

Re:	RBB Bancorp
Request for Acceleration of Effectiveness of

Form S-l

SEC File No. 333-219018 (“Registration
Statement”)

Dear Mr. Gessert:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RBB Bancorp (the “Company”), as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:30 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Tuesday, July 25, 2017. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Loren P. Hansen of Loren P. Hansen, APC to orally modify or withdraw this request for acceleration. Please contact Mr. Hansen at (949)275-1145 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

RB Bancorp

/s/ Yee Phong (Alan) Thian
Yee Phong (Alan) Thian
Chairman, President and Chief Executive Officer

cc:	Loren P. Hansen
Loren P. Hansen, APC